

Mail Stop 3720

July 21, 2017

Suzanne D. Snapper
Chief Financial Officer
The Ensign Group, Inc.
27101 Puerta Real
Suite 450
Mission Viejo, CA 92691

> **Re:** **The Ensign Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 8, 2017**
> **File No. 001-33757**

Dear Ms. Snapper:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Terry French for

        Larry Spirgel
        Assistant Director
        AD Office 11 – Telecommunications